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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                                 (RULE 14D-100)
            Tender Offer Statement Under Section 14(D)(1) or 13(E)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

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                                 PROXICOM, INC.
                       (Name of Subject Company (Issuer))

                            PUTTER ACQUISITION CORP.
                           DIMENSION DATA HOLDINGS PLC
                      (Names of Filing Persons (Offerors))

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                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                                    744282104
                      (CUSIP Number of Class of Securities)

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                                 Patrick Quarmby
                           Corporate Finance Director
                           Dimension Data Holdings plc
                               Dimension Data Oval
                               1 Meadowbrook Lane
                            Epsom Downs, Sandton 2125
                                  South Africa
                          Telephone: 011-27-11-709-1000
                 (Name, Address and Telephone Numbers of Person
               Authorized to Receive Notices and Communications on
                            Behalf of Filing Persons)

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                                   Copies to:
                             Morton A. Pierce, Esq.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                          New York, New York 10019-6092
                            Telephone: (212) 259-8000

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [x] third-party tender offer subject to Rule 14d-1.
    [ ] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.
    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                   SCHEDULE TO

         This Amendment No. 2 ("Amendment No. 2") supplements and, as so supplemented, amends the Tender Offer Statement originally filed on May 17, 2001 and amended by Amendment No. 1 filed on May 18, 2001 (as amended, the "Schedule TO"), by Dimension Data Holdings plc, a public limited company incorporated in England and Wales ("Dimension Data"), and Putter Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Dimension Data, relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share of Proxicom, Inc., a Delaware corporation, at a price of $7.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal.

         All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Schedule TO.

         The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

ITEM 4   Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph after the first full paragraph in the section entitled "The Tender Offer--14. Certain Conditions of the Offer" in the Offer to
Purchase:

         "All conditions to the Offer, other than those involving receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the Offer."
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                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 4, 2001 that the information set forth in this statement is true, complete and correct.

                             DIMENSION DATA HOLDINGS PLC


                             By:    /s/  P.K. Quarmby
                                  -------------------------------------------
                                   Name:  P. K. Quarmby
                                   Title: Director





                             PUTTER ACQUISITION CORP.


                             By:    /s/  P.K. Quarmby
                                  -------------------------------------------
                                   Name:  P. K. Quarmby
                                   Title: Director